SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

June 6, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation

Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other Jurisdiction of Incorporation	*Commission File Number*	*IRS Employer Identification Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

On Friday, June 6, 2008, Petroleum Development Corporation announced the addition of Jim Schaff as Vice President Land.

The Press Release is attached herein as Exhibit 99.1

EXHIBIT INDEX

Item 9.01(c). Financial Statements and Exhibits.

Exhibit.

99.1 PRESS RELEASE:
Petroleum Development Corporation Adds Vice President Land

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: June 6, 2008

By: /s/ Richard W. McCullough
       Richard W. McCullough
       Vice Chairman & CFO

 *NEWS* *FROM*

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: June 6, 2008
CONTACT: Celesta Miracle - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Adds Vice President Land

BRIDGEPORT, WEST VIRGINIA: Petroleum Development Corporation (NASDAQ/GSM: PETD) is pleased to announce the addition of Mr. James R. Schaff as Vice President Land.

Mr. Schaff has over 27 years of progressive experience in the oil, gas, and mining land services industry. Most recently, he served as Landman Team Leader and Senior Staff Landman for Williams Production RMT Company (successor to Barrett Resources Corporation) where he was responsible for providing land support for the negotiation, closing and drilling of all exploration projects in the Rocky Mountain Region, as well as providing land support for the development program in the Piceance Basin. His earlier experiences include Vice President and Land Manager of Nova Natural Resources Corporation, Consulting Landman for U.S. Borax, Inc., and many years serving as an Independent Landman.

About Petroleum Development Corporation
Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, PDC was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of Companies in 2003.

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